September 25, 2024

Michael Baughn
Chief Financial Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

        Re: Foot Locker, Inc.
            Form 10-K for Fiscal Year Ended February 3, 2024
            Form 10-Q for Fiscal Period Ended August 3, 2024
            File No. 001-10299
Dear Michael Baughn:

       We have reviewed your September 20, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4,
2024 letter.

Form 10-Q for Fiscal Period Ended August 3, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Reporting and Results of Operations
Sales, page 17

1. We note the previously announced repositioning of the Champs Sports banner has resulted in a decrease in sales of 13.8% on a constant currency basis for the six months ended August 3, 2024. Please disclose whether the repositioning of the Champs Sports banner including the closure of stores represents a material change, trend or uncertainty that is expected to continue to have an unfavorable impact on sales and income from operations. Refer to Item 303(b)(2)(ii) of Regulation S-K and the
       instructions thereto, and sections III.A and B.3 of Release 33-8350. September 25, 2024
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services